PROSPECTUS

                         INTELECT COMMUNICATIONS, INC.

                             SHARES OF COMMON STOCK

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     The Selling Stockholders listed on page 13 and 14 may offer and resell up to 33,597,363 shares of Intelect Communications, Inc. ("Intelect" or the "Company") common stock under this Prospectus, for each of their own accounts. The number of shares the Selling Stockholders may sell includes

      o   shares of common stock that currently are issued and outstanding;

      o shares of common stock that they may receive if they convert their Series D Convertible Preferred Stock ("Series D Preferred Shares");

      o shares of common stock that they may receive if they convert their Series E Convertible Preferred Stock ("Series E Preferred Shares");

      o   shares of common stock issued to them as dividends;

      o shares of common stock that they may receive upon conversion of loans to the company; or

      o shares of common stock they may purchase upon the exercise of warrants to purchase shares of common stock.

     We will not receive any proceeds from the sales covered by this Prospectus.

     We issued the Series D Preferred Shares in a private placement transaction on June 26, 1998. We issued the Series E Preferred Shares and warrants to purchase common stock in a private placement transaction on March 5, 1999. We intend to issue more Series E Preferred Shares and warrants to purchase common stock in a private placement upon the effectiveness of the registration statement covering this Prospectus and certain other conditions. We issued common stock, warrants to purchase common stock and debt securities which are convertible into common stock in a series of unrelated private placements. For further information on the Selling Stockholders and each of these transactions see "Selling Stockholders" in this Prospectus.

     Our common stock is quoted on the Nasdaq National Market under the symbol "ICOM." On April 15, 1999, the last sale price of our common stock was $0.88.

     INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PLEASE SEE "RISK FACTORS" BEGINNING ON PAGE 2.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION, NOR HAVE THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                 THE DATE OF THIS PROSPECTUS IS APRIL 15, 1999.

                                 ABOUT INTELECT

     We design, develop, manufacture, market and sell products and services for converging voice, data and video networks. We established our current operations through a series of mergers in 1995 and 1996, at which time we defined four communications product platforms to respond to the increasing demands of speed and complexity in communications networks.

     We strategically focus our product lines and services to take advantage of the convergence of telecommunications and data communications. This convergence arises from the explosive growth of Internet applications such as E-commerce, which is driving the demand for expansion of network capacities. These industry trends require today's network integrators and managers to manage multiple applications at multiple locations within available bandwidth resources while balancing the need for network reliability. We designed our product lines to meet these evolving markets and applications.

     We intend to develop and bring to market a new generation of intelligent flexible and scalable communications platform to allow customers to combine their current voice, data and video networks (telephone, computers, surveillance, etc.) into a single communications network, which would also upgrade their communications into the latest generation of high-speed technologies under a single network management system. More information about our products, markets and operations may be found in our Form 10-K annual report, filed on April 2, 1999.

     The Company's executive offices are located at 1100 Executive Drive, Richardson, Texas 75081; telephone (972) 367-2100.

                                  RISK FACTORS

     This Prospectus and the documents it incorporates by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements accurately reflect our current view with respect to future events and financial performance. The future events we describe in these risk factors involve risks and uncertainties related to:

       o   general economic conditions in our product markets;

       o   our continuing development of our products;

       o   the market acceptance of our products;

       o   dependence on our suppliers;

       o   dependence on channels of distribution;

       o   competition;

       o   fluctuations in customer demand for our products;

       o   access to external sources of capital;

       o   execution of our margin improvement and cost control plans; and

       o   management of our corporate expansion.

     In this Prospectus, the words "anticipate," "believe," "expect," "intend," "plan," "future," and similar expressions identify forward-looking statements. Our actual results could differ materially from those that we project in the forward-looking statements as a result of factors that we have set forth throughout this document as well as factors of which we are currently not aware.

     Your investment in the shares offered by the Selling Stockholders in this Prospectus involves a high degree of risk and should not be made by you if you cannot afford the loss of your entire investment. In addition to the other information in this Prospectus, or incorporated in this Prospectus by reference, you

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should consider carefully the following risk factors before investing in the common stock offered by the Prospectus:

OUR STOCK PRICE MAY DROP DUE TO MARKET FLUCTUATIONS AND SALES OF LARGE NUMBERS OF OUR SHARES

     Intelect stock is quoted on the Nasdaq National Market. Based on historical trends in the market for our stock and for other similar technology company stocks, we anticipate that the trading price of our common stock may be subject to wide fluctuations in response to:

       o   quarterly variations in operating results;

       o   changes in actual earnings or in earnings estimates by analysts;

       o   our announcements of technological developments

       o   our competitors' announcements of technological developments

       o   general market conditions; or

       o   other events largely outside our control.

In addition, extreme price and volume fluctuations in the stock market have particularly affected the market prices of "high technology" stocks. These fluctuations were often disproportionate to or unrelated to the operating performance of these companies. These broad market fluctuations, general economic conditions or other factors outside our control may adversely affect the market price of our common stock.

     The exact number of shares of common stock issuable upon the conversion of the Company's Series C Convertible Preferred Stock (the "Series C Preferred Shares"), Series D Preferred Shares, and the Series E Preferred Shares (collectively the "Preferred Shares") depends on the conversion price in effect on the date of conversion, which price is the lower of either a fixed or a variable conversion price. The variable conversion price for each of the Preferred Shares is determined as 83.5% of the average of the two lowest closing bid prices of the common stock for the forty (40) trading days prior to the date of conversion. Accordingly, if the market price of our common stock falls, the variable conversion price for the Preferred Shares will also decrease. If the holder of preferred shares converts at the lower price, the holder will receive more shares of common stock than it would receive in the case of a higher stock price. In connection with the conversions of the Preferred Shares, the following risks should be considered:

      o because the variable conversion price of each of the Preferred Shares is a function of the market price of the common stock upon conversion, the lower the price of the common stock at the time the holder converts, the greater the number of shares of common stock received upon conversion;

      o to the extent that common stock received upon conversion is sold into the market, and disregarding the manner in which such shares are sold as well as any other factors such as reactions to our operating results and general market conditions which may be operative in the market at such time, such sales may cause a decrease in the market price of the common stock, which in turn relative to additional conversions of the Preferred Shares would reduce the variable conversion price and increase the number of shares of common stock issued upon conversion and available for sale into the market for the common stock;

      o short sales of the common stock may be attracted by the Preferred Shares or accompany conversions and sales of common stock from conversions, which sales in the aggregate could cause downward pressure upon the price of the common stock, excluding the effect of other market factors possibly operative at the time; and

      o conversions of the Preferred Shares may result in substantial dilution of the interests of the other holders of common stock. In this regard, ownership limitations which prohibit the purchasers from owning more than 5% of the Intelect common stock only apply to shares of common stock held at one time and do not prevent purchasers from converting and selling some of their holdings and then later converting the rest of the holdings.

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     In addition, under the terms of the registration rights agreements for the
Series D and Series E Preferred Shares we may be required to register additional shares of common stock to provide for conversions of the Series D and Series E Preferred Shares.

     Large numbers of the shares offered under this Prospectus could be sold at the same time. Such sales, or the possibility of such sales, could significantly depress the market price of the common stock. Under rules governing the eligibility for inclusion on the Nasdaq National Market, Intelect stock could be delisted from Nasdaq if its bid price falls below $1 or we otherwise fail to satisfy the minimum listing requirements of Nasdaq. This could further depress the market price of the shares by reducing the marketability of the shares. In addition, should a delisting extend for five or more consecutive trading days, a "triggering event" would occur and the holders of the Preferred Shares could require us to redeem the outstanding Preferred Shares.

     Each of the holders of the Series C and D Preferred Shares are prohibited under the applicable Certificate of Designations (together with their affiliates) from converting such shares into common stock if such conversion would cause it to own more than 15% of Intelect common stock. This limitation does not apply in the event of certain "triggering events" (i.e., generally, failure to have the Registration Statement covering the shares issuable upon conversion of the Preferred Shares declared effective by certain dates, suspension of effectiveness of the Registration Statement, delisting of Intelect stock from NASDAQ, failure or refusal to comply with conversion notices of the preferred stock, failure to issue conversion shares due to NASDAQ limitations, and certain breaches of the agreements, representations and warranties in the transaction documents relating to the Series D and Series E Preferred Shares). The holders are also prohibited (together with their affiliates) from converting preferred shares into common stock if the conversion would result in control of more than 5% of Intelect common stock, unless, in the case of the Series C and D Preferred Shares, such holder or holders provide Intelect at least 61 days prior notice. Because the variable conversion price of the Series C and D Preferred Shares varies with the market price of the common stock, the conversion of all of the Series C and D Preferred Shares without the above restrictions could result in a change in control of Intelect.

WE ARE NOT PROFITABLE; ABILITY TO CONTINUE AS GOING CONCERN

     We have incurred operating losses in 1998, 1997, and 1996 of $45,878,000, $20,241,000 and $43,039,000. Negative cash flows from operations in the same periods were, respectively, $23,129,000, $24,852,000 and $23,050,000. We funded the negative cash flows with proceeds from borrowings under credit facilities and sales of preferred stock and common stock in 1998 and 1997 and with proceeds from issuance of convertible debentures in 1996. It is uncertain when, if ever, the Company will report operating income or positive cash flow from operations. If cash needs exceed available resources, there also can be no assurance that additional capital will be available through public or private equity or debt financings.

     The reports of Grant Thornton LLP and KPMG Peat Marwick on the consolidated financial statements which are incorporated by reference into this Prospectus contain an explanatory paragraph that states that we have suffered recurring losses from continuing operations and are dependent upon the successful development and commercialization of our products and our ability to secure adequate sources of capital until we operate profitably. These matters raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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OUR ABILITY TO BECOME PROFITABLE DEPENDS ON INCREASED SALES OF OUR PRODUCTS

     Our ability to become profitable will depend, in part, on the sales volume of our products. Increasing the sales volume will depend on our ability to:

       o   continue to develop our products;

       o   increase our sales and marketing activities;

       o   increase our manufacturing activities; and

       o   effectively compete against current and future competitors.

     We cannot assure you that we will be able to successfully increase the sales volumes of our products to achieve profitability. We also cannot assure that profitability and positive cash flow will be achieved when expected. If our sales plans are not achieved, operating losses and negative cash flows exceed our estimates, or capital requirements in connection with the design, development, and commercialization of our principal products are higher than estimated, we will need to raise additional capital. See page 6 regarding additional funding.

WE ARE NOT ABLE TO PREDICT SALES IN THE FUTURE AND A NUMBER OF FACTORS MAY CAUSE OUR PERIODIC RESULTS TO FLUCTUATE

     We are not able to accurately predict our sales in future quarters. In any quarter, a number of factors could affect our sales volumes and our ability to fill orders. Our periodic results have varied in the past. In the future, we expect our periodic operating results to vary significantly depending on, but not limited to, a number of factors, including:

      o  the market acceptance of our current and new products;

      o  engineering and development requirements;

      o  the size, timing and recognition of revenue from significant orders;

      o  increased competition;

      o  new product introductions or enhancements by competitors;

      o the proportion of revenues derived from distributors, value added resellers and other sales channels;

      o  changes in our pricing policies or those of our competitors;

      o  the financial stability of major customers;

      o  delays in the introduction of our products or product enhancements;

      o  customer order deferrals in anticipation of upgrades and new products;

      o  customer concerns about our financial condition;

      o the costs and possible supply constraints of components we use to build our products;

      o  changes in regulation of our product markets;

      o  the timing and nature of expenses; and

      o  general economic conditions.

     Our expense levels are based, in part, on our expectations of future orders and sales, and we may be unable to adjust spending in a timely manner to compensate for any sales shortfall. If sales are below expectations, operating results are likely to be materially adversely affected. Net income may be disproportionately affected by a reduction in sales because a significant portion of our expenses do not vary with revenues. We may also choose to reduce price or increase spending in response to competition or to pursue new market opportunities. If new competitors, technological advances by existing competitors or other competitive factors require us to invest significantly greater resources in engineering and development efforts, the spending could materially adversely affect our operating results and financial condition.

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     Because our marketing strategy targets relatively large potential customers, we anticipate that a small number of large orders may comprise a significant portion of our future product sales. None of our significant customers have entered into a long-term supply agreement requiring them to purchase a minimum amount of our products. Historically, sales to a relatively small number of customers have accounted for a significant portion of our total revenues, particularly with respect to our SONETLYNX products. We cannot assure that our principal customers will continue to purchase our products at current levels, if at all. Also, we cannot assure that we will be able to replace such purchases with sales to other customers. Any significant deferral of purchases of our products or the reduction, delay or cancellation of orders from one or more significant customers could materially and adversely affect our business, results of operations, and financial condition.

WE MAY NEED ADDITIONAL FUNDING IN THE FUTURE AND THESE FUNDS MAY NOT BE AVAILABLE TO US

     If these sales plans are not achieved, if operating losses and negative cash flows exceed our estimates, or if capital requirements of the design, development, and commercialization of our principal products are higher than estimated, we will need to raise additional capital. Although we believe we could raise additional capital through public or private equity or debt financings, if necessary, we cannot assure that such financings will be available, or available on acceptable terms. If such financing is needed but is not available, we have determined that a significant reduction of engineering, development, selling, and administrative costs would allow us to continue as a going concern through the end of 1999. After such time, we will need to increase revenues over current levels to continue to operate in our current form.

OUR ABILITY TO GROW AND REMAIN COMPETITIVE DEPENDS ON OUR ABILITY TO FORESEE AND RESPOND TO RAPID TECHNOLOGICAL CHANGE WITH NEW PRODUCTS AND KEY PRODUCT ENHANCEMENTS

     Rapid technological change, evolving industry standards and frequent new product introductions and enhancements shape and can quickly change our current and planned product markets. New technologies or the emergence of new industry standards can render existing products or products under development obsolete or unmarketable. Our ability to grow and remain competitive depends, in large part, on our ability to anticipate changes in our product markets and to successfully develop and introduce new products on a timely basis. New product development often requires long-term forecasting of market trends, development and implementation of new technologies and processes and a substantial capital commitment. In particular, we recently invested substantial resources toward the development of new products such as our SONETLYNX/FIBRETRAX product line and the CS4. We have not yet completed development of the CS4 or of planned enhancements to the SONETLYNX/FIBRETRAX product line and may require additional testing of the LANscape product. Development and customer acceptance of new products is inherently uncertain, and we cannot assure that we will complete developments on a timely basis or that products will be commercially successful. We compete or will be competing with established companies with greater financial resources and more developed channels of distribution. We cannot assure that we will complete the CS4 on schedule, that we will be competitive in this environment or that we will be able to sell sufficient quantities of the CS4 to recover our investment or realize profits. We cannot assure that customers will accept SONETLYNX/FIBRETRAX enhancements or that the LANscape product will meet standards and expectations of the videoconferencing industry. Any failure to anticipate or respond on a cost-effective and timely basis to technological developments, changes in industry standards or customer requirements, or any significant delays in product development or introduction, could materially adversely effect our business, operating results and financial condition.

COMPETITION FROM LARGER, BETTER ESTABLISHED ENTITIES IS INTENSE

     Competition in the converging voice and data communications industry is intense, and we believe that competition will increase substantially with the development of multimedia communications products, rapid technological changes, industry consolidations, new industry entrants, and potential regulatory changes. Many of our current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition, and a larger installed customer base

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than we have. In addition, many of these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, and to devote greater resources to the development, promotion and sale of their products than we can. Our current or potential competitors may develop products and services comparable or superior to ours or adapt more quickly than we can to new technologies, evolving industry trends, or changing customer requirements. The videoconferencing market may present lower barriers to entry than other markets and may therefore be subject to greater competition in the future. Increased competition as to any of our products or services could result in price reductions, reduced margins, and loss of our market share, which could materially and adversely affect our business, results of operations, and financial condition.

WE DEPEND ON KEY MEMBERS OF OUR MANAGEMENT AND ENGINEERING STAFF, AND WE MUST RETAIN AND RECRUIT QUALIFIED INDIVIDUALS TO BE COMPETITIVE

     Our success depends in large part on the continued service of key creative, technical, marketing, sales and management personnel and our ability to attract, motivate and retain highly qualified employees. Because of the multifaceted nature of interactive media, key personnel often require a unique combination of creative and technical talents. Such personnel are in short supply, and the competition for their services is intense. Recruitment of such personnel can be a lengthy process. We have at-will employment arrangements with management and other personnel, meaning they may terminate their employment at any time. The loss of key personnel or failure to attract additional qualified employees could materially adversely affect our business, the results of operations and new product development efforts.

WE DEPEND ON THE SUPPLY OF PRODUCT COMPONENTS FROM OUTSIDE SUPPLIERS AND, IN SOME CASES, SINGLE SOURCES OF SUPPLY. WE DEPEND ON A SINGLE MANUFACTURING FACILITY

     The majority of the components required to assemble our products come from outside sources. The supply level of and the lead time in delivering certain key components changes and is difficult to predict with any certainty. Occasional unexpected shortages of or significant increases in the price of components could materially and adversely affect our business, results of operations, and financial condition.

     We rely on a single source for certain key components and do not have supply commitments for those components. If we lose the ability to obtain these components from our current suppliers, we will have difficulty replacing this supply of components in a short time frame. Many of our vendors extend us credit for the components they supply. Poor credit terms would materially adversely affect our business, results of operations, and financial condition.

     We buy a fiber optic interface card for the SONETLYNX OC-3 product from a small company which is the sole source for this component. We also buy a video codec card used in SONETLYNX video applications from another small company which is the sole source. Delays in delivery of either component would restrict our ability to increase sales. If either vendor fails to meet commitments, we intend to rely on our in-house manufacturing capabilities. However, the conversion to in-house backup supply would involve some interruption in our production and could materially adversely affect our business, results of operations, and financial condition.

     We use fiber optic connectors made by a single vendor in the SONETLYNX OC-3 product. Equivalent components are available from other vendors, but their use would require a redesign of the method of connecting to the fiber. This would cause significant delays in delivery of the product and could materially adversely effect our business, results of operations, and financial condition. Our strategy is to forecast requirements and build inventories that comprehend vendor lead times.

     We have one manufacturing facility for SONETLYNX and LANscape products, and our revenues depend on its continued operation. Operational problems at the facility could materially adversely affect our business, results of operations, and financial condition.

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WE DEPEND ON THIRD PARTIES TO MARKET AND SERVICE OUR PRODUCTS

     Although we expect to continue to market our products directly to certain accounts, we intend to maintain a network of resellers, consisting primarily of distributors, value-added resellers, and systems integrators with established distribution channels for communications products, to market our products and educate potential end-users and service providers about our products. Our future prospects depend in large part on our development of relationships with third parties and their marketing and product service efforts. We cannot assure that we will be able, for financial or other reasons, to finalize third-party distribution or marketing agreements or that such arrangements will result in the successful commercialization of any of our products. Failure to develop third party marketing and service arrangements or failure of third parties to effectively market and service our products could materially adversely affect our business or our financial condition.

WE RELY ON PATENTS AND OTHER PROPRIETARY INFORMATION. THE LOSS OF, OR A DISPUTE REGARDING, PROPRIETARY INFORMATION OR INTELLECTUAL PROPERTY RIGHTS WOULD NEGATIVELY AFFECT OUR BUSINESS

     Our success depends, in part, on our ability to maintain trade secret protection, obtain patents and operate without infringing the proprietary rights of third parties or having third parties circumvent our intellectual property rights. We have three issued U.S. patents. Fifteen additional patents are pending. We cannot assure that the patents will provide us with any competitive advantages or will not be challenged by any third parties. Likewise, the intellectual property rights of others could impede our ability to do business. Additionally, third parties may be able to circumvent our patents. Our patent applications may be denied. Furthermore, it is possible that others could independently develop similar products, duplicate our products, or design around our patented products.

     We have received notice that we may be infringing on certain intellectual property rights of others. We have asked legal counsel to evaluate these claims. We may have to obtain licenses from third parties to avoid infringing patents or other proprietary rights. We cannot assure that any licenses required under any such patents or proprietary rights would be made available, if at all, on acceptable terms. Failure to obtain these licenses could delay product introductions, or prohibit our development, manufacture or sale of products requiring such licenses. In addition, we could incur substantial costs in defending or prosecuting lawsuits to protect our patents or other proprietary rights. Intellectual property plaintiffs could obtain injunctive or other equitable relief which could effectively block our ability to sell our products in the United States and abroad, and could obtain an award of substantial damages. Either result could materially adversely affect our business, results of operations, and financial condition.

     Much of our know-how and technology may not be patentable. To protect our rights, we require many employees, consultants, advisors and collaborators to enter into confidentiality agreements. We cannot assure that these agreements will provide meaningful protection of our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure. Furthermore, independent development by competitors of competing technologies could materially adversely affect our business, results of operations and financial condition, especially if we do not obtain patent protection or if our patent protection is narrowly defined.

NUMEROUS GOVERNMENTAL REGULATIONS AFFECT OUR BUSINESS AND OUR PRODUCTS

     While most of our operations are not directly regulated, some of our customers are telecommunications service providers who are heavily regulated at both the federal and state levels. Such regulation may limit the number of potential customers for our services or impede our ability to offer competitive services to the market, or otherwise materially adversely affect our business, results of operations, and financial condition. At the same time, recent deregulation of the telecommunications industry may facilitate the entrance of new competitors or industry consolidation. This could subject us to additional competitors, increased pricing pressures, decreased demand for our products or services, increased cost of doing business or other factors that could materially adversely affect our business, results of operations, and financial condition.

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WE MAY BE SUBJECT TO SIGNIFICANT CONTINGENT LIABILITIES

     In connection with the sale of former operations in November 1995, our subsidiary Intelect Communications Systems Limited agreed to indemnify Savage Sports Corporation, the purchaser of Savage Arms, Inc. (a manufacturer of fire arms) for potential losses associated with product liability, environmental matters, employee matters and other similar items. Certain of these indemnity obligations survive indefinitely. A finding of liability against Intelect Communications Systems Limited could materially adversely affect our business, results of operations, and financial condition. Furthermore, we could incur substantial costs (including the diversion of the attention of management) in defending lawsuits relating to these indemnity obligations.

     One of the liabilities assumed in the 1995 sale involves a firearms product liability lawsuit which one defendant, Western Auto Supply Co., settled for $5 million and, in turn, has asserted a third-party claim against Savage Arms, Inc. for indemnification in the amount of the settlement plus attorneys' fees and related costs. Savage Arms has asserted defenses to the claims and we believe additional defenses may be available. Based on the information available to date, it is impossible to predict the outcome of this litigation or to assess the probability of any verdict.

     Savage Sports Corporation also seeks indemnification for certain other products liability claims. Intelect Communications Systems Limited has undertaken the defense of a lawsuit filed against Savage Arms, Inc. by Emhart Industries, Inc. in the United States District Court for the District of Massachusetts, in which Emhart requests indemnification from Savage Arms (to date, approximately $2.2 million). We have asserted additional defenses. The parties are in discovery and we cannot at this time predict the outcome of the litigation.

     An adverse outcome in the Taylor or Emhart litigation would materially adversely affect our financial condition and the results of operations.

OUR CHARTER, BYLAWS AND THE DELAWARE CORPORATE LAWS DISCOURAGE, DELAY OR PREVENT A CHANGE IN CONTROL OF INTELECT

     Certain provisions of our certificate of incorporation, by-laws and Delaware law could discourage potential acquisition proposals, delay or prevent a change in control of the company and limit the price that certain investors might be willing to pay in the future for shares of common stock. These provisions include:

       o   a classified Board of Directors;

       o provisions that the Board of Directors have exclusive authority to amend or change the By-laws;

       o the ability of the Board of Directors to authorize the issuance, without further stockholder approval, of preferred stock with rights and privileges which could be senior to the common stock;

       o elimination of the stockholders' ability to take any action without a meeting;

       o elimination of the ability of stockholders to call special meetings without the required consent of the Board of Directors; and

       o establishment of certain advance notice procedures for nomination of candidates for election as directors and for stockholder proposals to be considered at stockholders' meetings.

     We are also subject to Section 203 of the Delaware General Corporation Laws which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested stockholder" for a period of three years following the date that such stockholder became an "interested stockholder."

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                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the public reference facilities of the SEC in Washington, D.C., Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http:\\www.sec.gov. Intelect common stock is traded on the Nasdaq Stock Market.

     We filed with the SEC a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the common stock offered. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules, as certain items are omitted in accordance with the rules and regulations of the SEC. For further information pertaining to the Company and the common stock offered, please refer to the Registration Statement and the exhibits and schedules thereto, which may be inspected without charge at the public reference facilities referenced above. In addition, you may obtain copies of the Registration Statment and exhibits electronically by means of the SEC's home page on the Internet at http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we have filed with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus and any later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any additional documents we file with the SEC until this offering of common stock is terminated. This Prospectus is part of a registration statement on Form S-3 that we filed with the SEC. The documents that we incorporate by reference are:

        (1) Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

        (2)  Our Form 8-K filed on March 8, 1999.

        (3)  Our Form 8-K filed on March 2, 1999.

        (4)  Our Form 8-K filed on February 3, 1999.

        (5)  Our definitive Rule 14A Proxy Statement filed on January 29, 1999.

        (6) The description of our common stock contained in our Registration Statement on Form S-4 declared effective on October 30, 1997 (File No. 333-39063) and our Form 8-K filed on December 5, 1997.

        (7) All documents we file with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Prospectus and before to the termination of the offering of the common stock registered under this registration statement.

     To the extent that prior filings listed in numbers (1) - (6) above conflict with this Prospectus, those prior filings are modified by this Prospectus and included herein only as modified. To the extent that statements in this Prospectus or in the prior filings listed in numbers (1) - (6) above conflict with statements in future filings referenced in number (7) above, this Prospectus and the prior filings are modified by the future filings listed in number (7) above.

     For information on the consolidated financial statements see "Experts" in this Prospectus.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                             EDWIN J. DUCAYET, JR.,
                            CHIEF FINANCIAL OFFICER
                         INTELECT COMMUNICATIONS, INC.
                              1100 EXECUTIVE DRIVE
                            RICHARDSON, TEXAS 75081
                                (972) 367-2100.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of common stock offered in this Prospectus.

                              SELLING STOCKHOLDERS

     The Selling Stockholders were issued the common stock covered by this Prospectus in a series of private placements as summarized below:

     Of the 33,597,363 shares of common stock being registered:

       (i) Effective June 26, 1998, we issued 5,000 Series D Preferred Shares to Wingate Capital Ltd., Fisher Capital, Ltd., CCG Investment Fund Ltd., CCG Capital Ltd., and Midway Capital Ltd. The number of Series D Preferred Shares issued and held by each Selling Stockholder is as follows: Fisher Capital Ltd. -- 2893 shares, Wingate Capital
            Ltd. -- 1557 shares, CCG Capital Ltd. -- 200 shares, CCG Investment Fund Ltd. -- 200 shares, Midway Capital Ltd. -- 150 shares. The Series D Preferred Shares may be converted into a number of common shares equal to (i) the aggregate stated value of the Series D Preferred Shares (i.e., $1,000 per share), plus any accrued and unpaid premium on that amount at a rate of 4.00% per annum from the June 26, 1998 issuance, divided by (ii) the Conversion Price. The Conversion Price for the Series D Preferred Shares is the lesser of
            (a) $2.998 per share, or (b) as of the date of this Prospectus, 83.5% of the Market Price of the common stock, where the Market Price is the average of the two lowest closing bid prices for the common stock for the forty (40) consecutive trading days immediately preceding such date of determination. Under the antidilution provisions of the Series D Preferred Shares, if we issue securities that have a more favorable variable conversion price, the selling stockholders may elect to substitute the more favorable variable price when making conversions of the Series D Preferred Shares.

      (ii) Effective March 5, 1999, at the Initial Closing under a Securities Purchase Agreement dated as of February 24, 1999 between us and the Buyers named therein (the "Securities Purchase Agreement"), we issued 3,000 shares of Series E Preferred Shares to Olympus Securities, Ltd., NP Partners, Wingate Capital Ltd., Fisher Capital Ltd., CCG Investment Fund Ltd., and CCG Capital Ltd. In the same transaction, we issued to the purchasers warrants to purchase 100 shares of common stock for each Series E Preferred Share issued. The number of Series E Preferred Shares issued at the Initial Closing and held by each selling stockholder is as follows: Olympus Securities, Ltd. -- 1,228 shares, NP Partners -- 688 shares, Fisher Capital Ltd. -- 664 shares, Wingate Capital Ltd. -- 342 shares, CCG Capital Ltd. -- 39 shares, CCG Investment Fund Ltd. -- 39 shares. Upon the satisfaction of certain conditions, including the effectiveness of the registration statement covered by this Prospectus, we plan to sell 3,000 more Series E Preferred Shares and warrants for the purchase of 100 shares of common stock for each Series E Preferred Share at a "Mandatory Closing" to certain purchasers under the Securities Purchase Agreement. The number of Series E Preferred Shares to be issued to the selling stockholders at the Mandatory Closing is as follows: HFTP Investment
            LLC -- 1,500 shares, Leonardo, L.P. -- 1,000 shares, GAM Arbitrage Investments, Inc. -- 100 shares, AG Super Fund International Partners, L.P. -- 100 shares, Raphael, L.P. -- 100 shares, Ramius Fund, Ltd. -- 200 shares. With respect to the Series E Preferred Shares, this Prospectus relates to those shares of common stock issuable upon conversion of the Series E Preferred Shares issued at the Initial Closing and issuable at the Mandatory Closing and the related warrants issued at such closings. The Series E Preferred Shares may be converted into a number of shares of common stock equal to (i) the aggregate stated value of the Series E Preferred Shares (i.e., $1,000 per share), plus any accrued and unpaid premium on that amount at a rate of 8.00% per annum from the date of issuance of such shares, divided by (ii) the Series E Conversion Price. The Series E Conversion Price for the shares offered under this Prospectus is the lesser of (a) the "fixed conversion price" (which is (i) $1.80 for the 3,000 shares issued at the March 5, 1999 Initial Closing, and (ii) the lesser of $1.80 or the lowest closing bid price of Intelect common stock during the ten (10) consecutive trading days immediately prior to the date of the initial filing of the registration statement relating to this Prospectus for the 3,000 shares to be issued at the Mandatory Closing), or (b) as of the date of this Prospectus, 83.5% of the Market Price of the common stock, where the Market Price is the average of the two lowest closing bid prices for the common stock for the forty (40) consecutive trading days immediately preceding such date of determination. Under the antidilution provisions, if we issue securities that have a more favorable variable conversion price, the selling stockholders may elect to substitute the more favorable variable price when making conversions of the Series E Preferred Shares.

     (iii) On January 13, 1999, in connection with the extension of the maturity date of a debt instrument, we issued to St. James Capital Partners, L.P. a warrant for the purchase of 110,000 shares of common stock at an exercise price of the lesser of (i) $1.50 over the volume weighted average of the closing price of the common stock for the ten (10) day period prior to January 13, 1999 and
            (ii) $3.50 (subject to certain antidilution provisions stated in the warrant).

      (iv) On January 13, 1999, in connection with the extension of the maturity date of a debt instrument, we issued to SJMB, L.P. a warrant for the purchase of 425,000 shares of common stock at an exercise price of the lesser of (i) $1.50 over the volume weighted average of the closing price of the common stock for the ten (10) day period prior to January 13, 1999 and (ii) $3.50 (subject to certain antidilution provisions stated in the warrant).

       (v) Effective April 1, 1999, in connection with an amendment to an advisory services agreement between Intelect and AJC, Inc., we issued to AJC, Inc. an amended and restated warrant for the purchase of 300,000 shares of Intelect common stock with an exercise price of $2.00 per share and an additional warrant for the purchase of 150,000 shares at an exercise price of $2.00 per share. The amended and restated warrant replaced a previous amended and restated warrant issued to AJC, Inc. on September 1, 1998.

      (vi) On September 1, 1998, we issued to Lifeline Industries, Inc. a warrant for the purchase of 30,000 shares of Intelect common stock with an exercise price of $2.00 per share.

     (vii) We issued an aggregate of 440,683 shares of common stock to the Coastal Corporation Second Pension Trust ("Coastal") as dividends on the Company's $2.0145, 10% Cumulative Convertible Preferred Stock, Series A (the "Series A Preferred Stock") for the dividends payable for the second through fourth quarters of 1998 and for the first quarter of 1999.

    (viii) On December 5, 1997, we obtained debt financing from certain individuals and in connection with such financing issued convertible promissory notes to David C. Conner, Herman M. Frietsch, Todd Grassi, Nancy Miracle, James W. Ryan. P.C., and Philip P. Sudan, P.C. (collectively the "Company Stockholders"). The principal and interest of these promissory notes are convertible into shares of common stock at a price of $2.00 per share. As of April 1, 1999, the aggregate principal and interest outstanding for each of these promissory notes and the number of shares issuable if the notes were converted on April 1, 1999 is as follows: Mr. Conner $57,593 and 28,796 shares, Mr. Frietsch $115,186 and 59,593 shares, Mr. Grassi $40,416 and 20,207 shares,
            Ms. Miracle $35,368.43 and 17,684 shares, James W. Ryan, P.C. $76,791 and 38,395 shares, and Philip P. Sudan, Jr., P.C. $153,581 and 76,790 shares. In this registration statement, we have agreed to register an additional amount of shares to cover an estimated amount which would accrue based on interest on each of these promissory notes at 11.5% accruing until September 1, 2000.

      (ix) 2,800,000 shares of common stock were issued, and 840,000 shares of common stock are issuable upon exercise of warrants issued to accredited investors in private placements on December 22, 1998 and January 4, 1999. 600,000 shares of common stock are issuable upon exercise of warrants issued to accredited investors in a private placement on December 2, 1998.

       (x) 65,000 shares of common stock were issued to Olympus Securities, Ltd. and 35,000 shares were issued to NP Partners in a private placement on March 9, 1999 pursuant to a settlement of certain penalties and damages in connection with the Series C and D Preferred Shares.

     In each case, the issuance of Intelect common stock to each of the Selling Stockholders was undertaken pursuant to Section 4(2) of the Securities Act.

     Except as otherwise indicated, the table below sets forth the number of shares of Intelect common stock beneficially owned by each of the Selling Stockholders as of March 30, 1999, the number of shares of common stock to be offered by each Selling Stockholder under this Prospectus, and the number of shares of common stock to be beneficially owned by each Selling Stockholder if all of the shares of common stock offered hereby are sold as described herein. Of the Selling Stockholders, Mr. Conner and Mr. Grassi are employees of the Company. Mr. Frietsch is the Chairman and Chief Executive Officer of the Company. Philip P. Sudan, Jr. is a director of the Company, a partner in Ryan & Sudan, L.L.P. (outside counsel to the Company) and a controlling shareholder of Philip P. Sudan, Jr., P.C. James W. Ryan is a partner in Ryan & Sudan, L.L.P. and a controlling shareholder of James W. Ryan, P.C. In addition, Philip P. Sudan, Jr. and James W. Ryan, P.C. are parties to the promissory notes issued by the Company as described above.

                                        NUMBER OF SHARES OF                        NUMBER OF SHARES
                                           COMMON STOCK                            OF COMMON STOCK
                                        BENEFICIALLY OWNED     NUMBER OF SHARES      BENEFICIALLY
                                          AS OF MARCH 30,      OF COMMON STOCK       OWNED AFTER
     NAME OF SELLING STOCKHOLDER              1999(1)           OFFERED HEREBY       OFFERING(10)
-------------------------------------   -------------------    ----------------    ----------------
Wingate Capital Ltd.(4)..............        1,774,435(2)          1,382,603(3)          0
Fisher Capital Ltd.(4)...............        3,250,258(2)          2,250,537(3)          0
NP Partners(4).......................        4,389,279(2)          5,475,932(3)          0
Olympus Securities, Ltd.(4)..........        8,102,848(2)         10,038,870(3)          0
CCG Capital Ltd.(4)..................          214,064(2)            105,127(3)          0
CCG Investment Fund, Ltd.(4).........          229,043(2)            105,127(3)          0
Midway Capital Ltd.(4)...............          197,434(2)            345,510(3)          0
HFTP Investment LLC..................        3,860,626(2)          4,019,830(8)          0
Leonardo, L.P.(5)....................        2,524,187(2)          2,567,890(3)          0
GAM Arbitrage Investments, Inc.(5)...          264,227(2)            267,990(3)          0
AG Super Fund International Partners,
  L.P.(5)............................          265,552(2)            267,990(3)          0
Raphael, L.P.(5).....................          257,321(2)            267,990(3)          0
Ramius Fund, Ltd.(5).................          501,302(2)            535,978(3)          0
AJC, Inc.............................          450,000               450,000             0
Lifeline Industries, Inc.............           30,000                30,000             0
The Coastal Corporation Second
  Pension Trust......................        5,217,677(9)            440,683             0
St. James Capital Partners, L.P......        1,099,428(6)            110,000             465,309
SJMB, L.P............................        4,369,867(7)            425,000           1,848,391
Herman M. Frietsch...................          867,188                65,769             801,419
Nancy M. Miracle.....................           17,685                20,408             0
David C. Conner......................           47,796                32,884              14,912
Todd Grassi..........................           20,027                20,027             0

                                             (TABLE CONTINUED ON FOLLOWING PAGE)

                                        NUMBER OF SHARES OF                        NUMBER OF SHARES
                                           COMMON STOCK                            OF COMMON STOCK
                                        BENEFICIALLY OWNED     NUMBER OF SHARES      BENEFICIALLY
                                          AS OF MARCH 30,      OF COMMON STOCK       OWNED AFTER
     NAME OF SELLING STOCKHOLDER              1999(1)           OFFERED HEREBY       OFFERING(10)
-------------------------------------   -------------------    ----------------    ----------------
James W. Ryan, P.C...................          103,395                43,846              59,549
Philip P. Sudan, Jr., P.C............          298,029                87,692             210,337
Oscar S. Wyatt, Jr...................          950,000               950,000             0
Fayez Sarofim........................        1,250,000               950,000             300,000
Morton Cohn..........................          650,000               650,000             0
Don A. Sanders.......................          325,000               325,000             0
John Drury...........................          260,000               260,000             0
Kaherine U. Sanders..................          260,000               260,000             0
Donald V. Weir.......................          130,000               130,000             0
Christine M. Sanders.................          130,000               130,000             0
Brad D. Sanders......................           48,750                48,750             0
Susan Sanders Keller.................           48,750                48,750             0
Bret Sanders.........................           48,750                48,750             0
Laura K. Sanders.....................           48,750                48,750             0
George Ball..........................           65,000                65,000             0
Steve Scott..........................          325,000               325,000             0

------------

 (1) Beneficial ownership is determined under SEC rules and generally includes voting or investment power with respect to securities and includes any securities the person has the right to acquire within 60 days of the date of determination through the conversion or exercise of any security or other right.

 (2) Beneficial ownership is determined as of April 2, 1999 and with regard to the holders of the Series C, D and E Preferred Shares, is based on a Conversion Price equal to $0.72828 (which is 83.5% of the average of the two lowest closing bid prices of the common stock for the forty (40) consecutive trading days ended April 1, 1999). See paragraphs (i) and (ii) above for further detail of the terms of the Series D and E Preferred Shares offered under this Prospectus. Includes Series E Preferred Shares and related warrants issuable at Mandatory Closing as set forth in (ii) above.

 (3) Represents 175% of the number of shares of common stock issuable upon conversion of the Series D Preferred Shares, 200% of the number of shares of common stock issuable upon conversion of the Series E Preferred Shares issued at the Initial Closing and issuable at the Mandatory Closing and 125% of the number of shares of common stock issuable to the Series E purchasers upon exercise of their warrants to purchase common stock. The number of shares of common stock registered and offered under this Prospectus were determined by agreement between Intelect and the Selling Stockholders. The number of shares of common stock ultimately issuable on conversion of the Series D and E Preferred Shares cannot be determined at this time because that number depends on (a) closing bid prices of the common stock prior to conversion and (b) certain antidilution adjustments, as described in paragraphs (i) and (ii) above. No holder of Series D or Series E Preferred Shares covered by this Prospectus can convert them if the conversion would cause that holder to beneficially own more than 5% of Intelect's common stock (other than shares deemed to be beneficially owned through ownership of Series D and E Preferred Shares and warrants or options to purchase stock, except upon 61 days prior notice to the Company with respect to the Series D Preferred Shares).

 (4) Citadel Limited Partnership is the managing general partner of NP Partners (formerly known as Nelson Partners), and the trading manager of Wingate Capital Ltd., Fisher Capital Ltd., Olympus Securities, Ltd., CCG Investment Fund Ltd., CCG Capital Ltd., and Midway Capital Ltd. (the "Citadel Entities") and consequently has voting control and investment discretion over securities held by the Citadel Entities. Citadel Limited Partnership and each of the Citadel Entities disclaims beneficial ownership of the shares of common stock held by the other Citadel Entities.

                                         (FOOTNOTES CONTINUED ON FOLLOWING PAGE)

 (5) Angelo, Gordon & Co., L.P. is the trading manager of Leonardo, L.P., GAM Arbitrage Investments, Inc., AG Super Fund International Partners, L.P., Raphael, L.P. and Ramius Fund, L.P. (the "Angelo Gordon Entities") and consequently has voting control and investment discretion over securities held by the Angelo Gordon Entities.

 (6) Includes (i) 238,928 shares of common stock isuable upon conversion of convertible debt, (ii) 750,500 shares issuable upon exercise of warrants, which represents 300,000 shares of common stock issuable upon exercise of warrants issued on April 2, 1998 and an additional 450,500 shares pursuant to anti-dilution provisions of such warrants as of November 10, 1998 and
     (iii) 110,000 shares issuable upon conversion of that certain warrant dated January 13, 1999. Except as set forth herein, does not include any additional shares which may be acquired pursuant to anti-dilution provisions in the warrants. Does not include shares beneficially owned by SJMB, L.P.

 (7) Includes (i) 942,866 shares of common stock issuable upon conversion of convertible debt, (ii) 3,002,001 shares issuable upon exercise of warrants, which represents 1,200,000 shares of common stock issuable upon exercise of warrants issued on April 2, 1998 and an additional 1,802,001 shares pursuant to anti-dilution provisions of such warrants as of November 10, 1998 and (iii) 425,000 shares issuable upon conversion of that certain warrant dated Janaury 13, 1999. Except as set forth herein, does not include any additional shares which may be acquired pursuant to anti-dilution provisions in the warrants. Does not include shares beneficially owned by St. James Capital Partners, L.P.

 (8) With respect to CCG Capital, Ltd. and CCG Investment Fund, Ltd., assumes the conversion and sale of the shares of common stock issuable upon conversion of the Series C Preferred Shares included in that certain registration statement of the Company on Form S-3 filed on May 22, 1998 (File No. 333-49379), and with respect to each of CCG Capital Ltd., CCG Investment Fund, Ltd., Wingate Capital, Ltd. and Fisher Capital, Ltd. assumes the conversion and sale of the shares of common stock issuable upon conversion of the Series D Preferred Stock included in that certain registration statement of the Company on Form S-3 filed on June 10, 1998 (File No. 333-53451).

 (9) Includes 188,217 shares issued to The Coastal Corporation Second Pension Trust as a dividend payable for the quarter ended March 31, 1999.

(10) Assumes the sale of all of the shares of common stock issuable upon conversion of the Series A Preferred Stock, shares of common stock issued as dividends on the Series A Preferred Stock, and shares of common stock issuable upon conversion of warrants held by Coastal or previously issued upon conversion of warrants held by Coastal and covered by those certain registration statements of the Company on Form S-3 filed on December 30, 1998 (File No. 333-35841) and on May 22, 1998 (File No. 333-53451). With
     respect to Leonardo, L.P., GAM Arbitrage Investments, Inc., AG Super Fund International Partners, L.P., Raphael, L.P., Ramius Fund, Ltd., and HFTP Investment LLC assumes the conversion and sale of the shares of common stock issuable upon conversion of the Series C Preferred Shares included in that certain registration statement filed on April 3, 1998 (File No. 333-49379) and the shares of common stock issuable upon conversion of the Series D Preferred Shares and included in that certain registration statement of the Company on Form S-3 filed on May 22, 1998 (File No. 333-49379). With respect to each of CCG Capital Ltd., CCG Investment Fund, Ltd., Wingate Capital, Ltd. and Fisher Capital, Ltd., assumes the sale of the shares of common stock issuable upon conversion of the Series D Preferred Shares included in that certain registration statement of the Company on Form S-3 filed on May 22, 1998 (File No. 333-53451). With respect to St. James Capital Partners, L.P. and SJMB, L.P., assumes the conversion and sale of all debt convertible into common stock and shares of common stock issuable upon exercise of warrants included in the certain registration statement of the Company on Form S-3 filed on May 22, 1998 (File No. 333-49379). Upon completion of the offering, each Selling Stockholder will own less than one percent of the common stock of the Company, except as follows: Mr. Frietsch, 2.19%; SJMB, L.P., 4.93%; and St. James Capital Partners, L.P., 1.23%.

     Since the date on which they provided the information regarding their common stock, the Selling Stockholders identified above may have sold, transferred or otherwise disposed of all or a portion of their common stock in transactions exempt from the registration requirements of the Securities Act. Additional information concerning the above listed Selling Stockholders may be set forth from time to time in Prospectus supplements to this Prospectus. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

     The common stock is offered on behalf of the Selling Stockholders. The common stock may be sold or distributed from time to time by the Selling Stockholders, or by donees or transferees of, or other successors in interests to, the Selling Stockholders, directly to one or more purchasers or through brokers, dealers or underwriters who may act solely as agents or may acquire common stock as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of Intelect common stock may occur in one or more of the following methods:

          (i)  ordinary brokers' transactions;

         (ii) transactions involving cross or block trades or otherwise on the Nasdaq National Market;

        (iii) purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this Prospectus;

         (iv) "at the market" to or through market makers or into an existing market for the common stock;

          (v) in other ways not involving market makers or established trading markets, including direct sales to purchases or sales effected through agents;

         (vi) through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise);

        (vii)  in privately negotiated transactions;

       (viii)  to cover short sales; or

         (ix)  any combination of the foregoing.

     From time to time, one or more of the Selling Stockholders may pledge, hypothecate or grant a security interest in some or all of their conversion shares, and the pledgees, secured parties or persons to whom such securities have been hypothecated shall, upon foreclosure in the event of default, be deemed to be Selling Stockholders hereunder. In addition, a Selling Stockholder may, from time to time, sell short Intelect common stock. In such instances, this Prospectus may be delivered in connection with such short sales and the conversion shares offered hereby may be used to cover such short sales.

     From time to time one or more of the Selling Stockholders may transfer, pledge, donate or assign such Selling Stockholders' conversion shares to lenders or others and each of such persons will be deemed to be a Selling Stockholder for purposes of this Prospectus. The number of Selling Stockholders' conversion shares beneficially owned by those Selling Stockholders who so transfer, pledge, donate or assign Selling Stockholders' conversion shares will decrease as and when they take such actions. The plan of distribution for Selling Stockholders' conversion shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be Selling Stockholders hereunder.

     A Selling Stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with such Selling Stockholder, including, without limitation, in connection with distributions of the common stock by such broker-dealers. A Selling Stockholder may also enter into option or other transactions with broker-dealers that involve the delivery of the common stock to the broker-dealers, who may then resell or otherwise transfer such common stock. A Selling Stockholder may also loan or pledge the common stock to a broker-dealer and the broker-dealer may sell the common stock so loaned or upon a default may sell or otherwise transfer the pledged common stock.

     Brokers, dealers, underwriters or agents participating in the distribution of the common stock as agents may receive compensation in the form of commissions, discounts or concessions from the Selling Stockholders and/or purchasers of the common stock for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions). The Selling Stockholders and any broker-dealers who act in connection with the sale of common stock covered by this Prospectus may be deemed to be "Underwriters" within the meaning of the Securities Act, and any commissions they receive and proceeds of any sale of common stock may be deemed to be underwriting discounts and commissions under the Securities Act. Neither Intelect nor any Selling Stockholders can presently estimate the amount of such compensation. We know of no existing arrangements between any Selling Stockholders, any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the common stock.

     We will pay substantially all of the expenses incident to the registration, offering and sale of the common stock to the public other than commissions or discounts of underwriters, broker-dealers or agents. We have also agreed to indemnify certain of the Selling Stockholders and certain related persons against certain liabilities, including liabilities under the Securities Act.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Intelect, Intelect has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     Each purchaser of the Series D Preferred Shares has agreed to refrain from selling on any trading day a number of shares of common stock issued pursuant to the conversion of the Series D Preferred Shares in excess of that number of shares of common stock equal to 20% of the daily trading volume of the common stock on such date of determination, except that this limitation does not apply if the daily trading volume is in excess of 200% of the average daily trading volume for the prior 6 month period and further does not apply in the event of certain Extraordinary Events, a Major Transaction, or a Triggering Event (each as defined in the Certificate of Designation for the Series D Preferred Shares). In addition, each purchaser of the Series D Preferred Shares agreed to not engage in any "short sales" (as defined in Rule 3b-3 of the Securities
Exchange Act of 1934, as amended) of Intelect common stock, other than for short sales which such purchaser makes and submits a conversion notice entitling such purchaser to receive a number of shares of common stock at least equal to the number of shares so sold.

     We have advised the Selling Stockholders that during such time as they may be engaged in a distribution of the common stock included herein they are required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes any Selling Stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the common stock.

     Because it is possible that a significant number of shares of the common stock could be sold at the same time hereunder, such sales, or the possibility thereof, may have a significant depressive effect on the market price of Intelect common stock.

     This offering will terminate on the earlier of (a) the date on which the shares are eligible for resale without restriction pursuant to Rule 144(k) under the Securities Act or (b) the date on which all shares offered hereby have been sold by the Selling Stockholders.

                                 LEGAL MATTERS

     The validity of the common stock offered by the Selling Stockholders hereby will be passed upon by Ryan & Sudan, L.L.P., Houston, Texas. Philip P. Sudan, Jr. is a partner of Ryan & Sudan, L.L.P and a director of Intelect. Mr. Sudan beneficially owns 297,084 shares of common stock. Mr. James W. Ryan, a partner in Ryan & Sudan, L.L.P., beneficially owns 103,542 shares of common stock. In addition, Messrs. Ryan and Sudan are parties to certain amended and restated promissory notes with the Company as described under "Selling Stockholders".

                                    EXPERTS

     Our financial statements and schedules as of December 31, 1998, and for the year then ended, incorporated by reference in this Prospectus and elsewhere in the registration statement have been audited by Grant Thornton LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. The report of Grant Thornton LLP on the consolidated financial statements contains an explanatory paragraph that states that we have suffered recurring losses from continuing operations and are dependent upon the successful development and commercialization of our products and our ability to secure adequate sources of capital until we operate profitably. These matters raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     Our financial statements and schedules as of December 31, 1997, and for the year then ended, incorporated by reference in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     Our consolidated balance sheet as of December 31, 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 1996, and the related schedule, together with the related notes and the report of KPMG Peat Marwick, independent chartered accountants, all contained in our 1997 annual report, are incorporated herein by reference. The KPMG Peat Marwick report on the aforementioned consolidated financial statements contains an explanatory paragraph that states that we have suffered recurring losses from continuing operations and are dependent upon the successful development and commercialization of our products and our ability to secure adequate sources of capital until we operate profitably. These matters raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                   PROSPECTUS

     NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY INTELECT COMMUNICATIONS, INC. (THE "COMPANY") OR ANY OTHER
PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
About Intelect.......................     2
Risk Factors.........................     2
Where You Can Find More Information
  About Intelect.....................    10
Incorporation of Certain Documents by
  Reference..........................    10
Use of Proceeds......................    11
Selling Stockholders.................    11
Plan of Distribution.................    16
Legal Matters........................    17
Experts..............................    18